November 30, 2021

Division of Corporation Finance
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Steve Lo
Mr. Craig Arakawa

Re: Securities and Exchange Commission (“SEC”) Comment Letter dated November 16, 2021, regarding Heartland Express, Inc. (the “Company,” “Heartland,” “we,” “us,” or “our”) Form 10-K for the Fiscal Year Ended December 31, 2020, filed February 22, 2021, File No. 000-15087 (the “Form 10-K”)

Dear Mr. Lo and Mr. Arakawa:

The following is in response to the written comment we received from the staff of the Division of Corporation Finance (the “Staff”) of the SEC, dated November 16, 2021, related to the Form 10-K. For your convenience, we have included the text of the Staff's comment from the SEC comment letter in bold immediately followed by the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2020

General

1. We note you filed a registration statement on Form S-3 on July 21, 2020 which incorporates by reference “…any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act…” Please tell us why you have not included a written consent of your independent registered public accounting firm for their audit report or alternatively provide a copy of their consent as an exhibit to your Form 10-K.

Response:

The Company is filing an amendment to the Form 10-K to include the requested consent as an exhibit.

The Company appreciates your assistance in the Company's compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company's filings. Should you have any questions or comments regarding the Company's responses, please contact me by phone at (319) 645-7060.

Sincerely,

/s/ Christopher A. Strain
Christopher A. Strain
Vice President-Finance, Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

c: Mr. Michael J. Gerdin
Mr. Matt Warne, Grant Thornton LLP
Ms. Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.
HTLD01